June 13, 2005



Mr. Ray Reaves
Chief Executive Officer
Fieldpoint Petroleum Corp
1703 Edelweiss Drive
Cedar Park, Texas 78613


	Re:	Fieldpoint Petroleum Corporation
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed April 5, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 19, 2005
		File No. 0-09435


Dear Mr. Reaves:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note 12. Supplemental Information on Oil and Gas Producing
Activities
(Unaudited)

1. The guidance in SFAS 69 does not provide for the line items, identified below, included in your disclosure.

* Costs incurred in oil and gas producing activities - "Accretion expense" and "Dry hole expense." See paragraph 21 and Illustration
2.  Also, please refer to the Sample Letter Sent to Oil and Gas
Producers, dated February, 24, 2004, located at
<http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm>.

* Standardized Measure of Discounted Future Net Cash Flows -
"Future
net cash flows, before income tax." See paragraph 30 and Illustration 5.

Engineering Comments

Properties

2. We note that you list a number of principal oil and gas properties. Instruction 3 to Item 102 of Regulation S-K requires that you provide production, reserves development and the nature of your interest for significant properties. Please confirm that in future filings you will provide this expanded disclosure for your significant properties.

Note 12 Supplemental Information on Oil and Gas Producing
Activities

3. You state that your reserves are based on information prepared by
independent petroleum engineers, but you did not name them.  Tell us
who your independent petroleum engineers are and their qualifications. In future filings, please disclose the names of the independent petroleum engineers.  See Instruction 4 (B) of Item
102
of Regulation S-K for guidance.

4. We note the 16% negative reserve revision in 2003 and the positive reserve revision of over 25% the following year. Please provide us the reasons for these significant reserve revisions. If these revisions are due to the purchase or sales of minerals in place, they should be disclosed under a line item for those activities. See paragraph 11 of FAS 69 for guidance.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director




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Mr. Reaves
Fieldpoint Petroleum Corporation
June 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05